Exhibit 2

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF NEW YORK

IN RE:	BANKRUPTCY NO.: 07-22818-ash *
Biometrics 2000 Corporation,	CHAPTER 11
Debtor.

PLAN OF REORGANIZATION DATED FEBRUARY 1, 2010
Biometrics 2000 Corporation, the Debtor and debtor in possession in this Chapter 11 case, by and through its counsel, Steven T. Shreve, proposes this Plan of Reorganization pursuant to 11 U.S.C. § 1121(a) of the Bankruptcy Code.

I.             INFORMATION ON PLAN. Accompanying this Plan is a Disclosure Statement which provides additional information on the Debtor and other terms and conditions not included herein, but directly related to this Plan. You are urged to read the Disclosure Statement prior to this Plan in order to understand all of the operative terms and conditions applicable to this Plan and for a fully informed vote on the Plan.
II.             DEFINITIONS.  The following terms, when used in this Plan, shall, unless the context otherwise indicates, have the following meanings:
Administrative Claims shall mean those costs and expenses incurred subsequent to October 15, 2005, and Allowed under §503(b) or §507(b) of the Bankruptcy Code.
Allowed shall mean any Claim Allowed under Sections 502, 506 or 507 of the Bankruptcy Code.
Bar Date shall mean April 11,  2006 for creditors, the date fixed pursuant to Bankruptcy Rule 3003( c) within which the holders of an unsecured Claim may timely file a Proof of Claim.
Case or Chapter 11 shall mean the Chapter 11 proceeding of the Debtor pending in the United States Bankruptcy Court for the Southern District of New York, at Bankruptcy No.: 07-22818-RDD.  This bankruptcy case was originally filed in the United States Bankruptcy Court for the Western District of Pennsylvania on October 15, 2005.

Claim shall have the meaning specified in Section 101(5) of the Bankruptcy Code.
Class shall mean any class into which Allowed Claims or Interests are classified pursuant to Article III hereof and title "Classification of Creditors".
Confirmation shall mean the signing of the Confirmation Order by the Bankruptcy Court.
Confirmation Order shall mean the Order or Orders of the Bankruptcy Court confirming the Plan pursuant to §1129 of the Bankruptcy Code.
Consummation Date shall mean the day upon which the Debtor makes the first distribution or payment to any Class of Creditors as set forth in the Plan.
Creditor shall mean any person or entity having an Allowed claim against the Debtor.
Debtor(s) shall mean Biometrics 2000 Corporation.
Disclosure Statement or Statement shall mean the Disclosure Statement, exhibits thereto, or any and all amended disclosure statements and exhibits thereto, which describe the Plan and is approved by the Court.
Effective Date shall mean the first Business Day that is at least fifteen (15) calendar days after the Confirmation Date, and on which:  (a) no stay of the Confirmation Order is in effect, and (b) all conditions to the Effective Date of Confirmation of the Debtor's Plan have been satisfied.
Filing Date or Petition Date shall mean October 15, 2005, the date on which the Debtor filed its Chapter 11 Petition.

Interest shall refer the right and property held by the holders of common or preferred stock in the Debtor, or warrants or options to purchase stock in the Debtor.
Lien shall mean any charge against or interest in property to secure payment of a debt or performance of an obligation and includes, without limitation, any judicial lien, security interest, mortgage, deed of trust and statutory lien as defined in §101 of the Bankruptcy Code.
Plan shall mean this Plan of Reorganization Dated February 1, 2010, and any and all amendments to such Plan, and any and all exhibits now or hereafter attached thereto.
Proof of Claim shall mean a claim filed by a creditor or alleged creditor with the Clerk of Bankruptcy Court in this Bankruptcy Case.

Pro Rata shall mean a share or Interest to be received based on the fractional share of the Allowed Claim in relation to the Class.
Secured Claim or Secured Creditor shall mean all, or that portion, of a debt secured by a lien on property in which the Debtor has an interest existing on the date of the commencement of this Chapter 11 case, as finally Allowed by the Court, and to the extent that such debt is not greater than the value of the assets of the Debtor, which the Court finds are valid security for such debt, or that is subject to set-off under §553 of the Bankruptcy Code, to the extent of the value of the Claimant's interest in such property, or to the extent of the amount subject to set-off, as applicable, as determined pursuant to §506(a) of the Bankruptcy Code.
Tax Claim shall mean a Claim of any person or entity for the payment of taxes accorded a priority pursuant to §507(a)(8) of the Bankruptcy Code.
Unsecured Claim or Unsecured Creditor shall mean a Claim that is not an Administrative Claim, Priority Claim, or a Secured Claim, and specifically includes, without limitation, unsecured deficiency claims and lease or contract rejection claims.

III. CLASSIFICATION OF CLAIMANTS AND CREDITORS
Claims against and interest in the Debtor are divided into impaired and unimpaired classes of creditors.  These classes are listed below.  As provided in Section 1123(a)(1) of the Bankruptcy Code, Administrative Claims against the Debtor are not classified for the purposes of voting on or receiving distributions under the Plan.  All such claims are instead treated separately on terms set forth in this Section.
Quarterly Fees owed to the Office of the United States Trustee.  The quarterly fees owed to the Office of the United States Trustee shall be payable by the Debtor and the Reorganized Debtor until a final decree is entered in the Debtor’s bankruptcy case.

Administrative Claimants
Class 1: Class 1 includes the administrative expenses and claims of the Clerk of the Bankruptcy Court.

Class 2: Class 2 includes the Allowed administrative expenses and claims of officers, attorneys, investment bankers, and agents of the Debtor, and those costs and debts incurred subsequent to the filing of the Debtor's Chapter 11 case in the ordinary course of business, and as Allowed pursuant to Sections 503(b) and 507(a) of the Code.
Pre-Petition Creditors & Interest Holders
Unsecured Claims
Class 3:   Class 3 includes all Allowed unsecured claims against the Debtor, including Allowed unsecured Claims for goods and services provided prior to October 15, 2005, including, but not limited to, unsecured claims by Creditors whose Claims arise from the rejection of an executory contract by the Debtor for leased property, and unsecured Claims by Creditors whose Claims arise from deficiency balances after the sale of those Creditors' collateral or the avoidance of those Creditors’ security interests.  Class 3 Claims shall also include those Claims arising from claims disputed by the Debtor.  The Debtor estimates that the Class 3 general unsecured creditors, filed and/or listed and/or Allowed, total approximately $3,000,000.  Class 3 is impaired under the Plan.
Class 4: Class 4 includes all interests in the Debtor, with the exception of warrants and options.  This includes 389,214,709 issued and authorized shares of $.001 par value common stock as of September 30, 2004.  Class 4 is unimpaired under the Plan.
Class 5.  Class 5 includes holders of warrants and options to purchase stock or interests of any kind (including stock options, awards, warrants, and rights to purchase or receive stock of any kind) in the Debtor are not in any class.  This includes, but is not limited to, the holders of 671,667 warrants issued and outstanding as of September 30, 2004, and 355,012 options outstanding as of September 30, 2004.  The warrants and options are being rejected by the Debtor pursuant to Section VI of this Plan.  Class 5 is impaired under the Plan.  Class 5, which receives no distribution under the Plan, is deemed to reject the Plan.

IV. TREATMENT OF CLASSES. The creditors and claimants who possess claims and interests against the Debtor are divided into five classes, with Classes 1, 2, and 4 being unimpaired, and Classes 3 and 5 being impaired under the Plan.  The classes of Allowed Claims will be paid as set forth below:

1. Unimpaired Classes
Class 1:  The claims of all Class 1 Creditors, including all fees and costs payable pursuant to § 1930, Title 28 of the United States Code, 28 U.S.C. § 1930, as determined by the Bankruptcy Court at the hearing on Confirmation, shall be paid in full, without interest on the Effective Date.
Class 2: The Allowed claims of Class 2 Creditors shall be paid in full without interest in satisfaction of such Claims on the Effective Date (or as soon thereafter as is practical), except as otherwise provided in this Plan or unless the holder agrees to different treatment. In this case, Class 2 claimants will be paid in the form of stock to be issued in the Reorganized Debtor, subject to review and approval by the Bankruptcy Court.  The Debtor anticipates that the total amount of stock distributed to Class 2 claimants shall equal 7.0%.  Such stock will be distributed pro rata.
Class 4: Under the Plan, holders of Class 4 Interests in the Debtor shall retain an interest in the Reorganized Debtor.  Class 4 members shall retain their existing shares in the Debtor, which will effectively diluted to equal a total percentage of one-half percent (.5%) of the then outstanding common stock in the Reorganized Debtor.  Such interests shall be diluted Pro Rata.
2. Impaired Classes
Class 3: The holders of Allowed Class 3 Claims (totaling approximately $3,000,000, including all allowed unsecured claims for goods and services provided prior to October 15, 2005) are impaired under the Plan and shall receive shares in the reorganized Debtor in full satisfaction and payment of their Class 3 claims against the Debtor.  Class 3 members shall receive a Pro Rata distribution of seven and one-half percent (7.5%) of the common stock in the Reorganized Debtor. Any fraction of a share will be rounded to the nearest full share.  Such shares shall be issued within 20 days of the Effective Date of this Plan and shall be issued without legend pursuant to 11 U.S.C. §1145.  No distributions of stock shall be made to creditors who hold claims of less than $175.

Parties in interest are urged to note that the Debtor’s registration as a publicly traded company was revoked in 2008 pursuant to a 12J proceeding instituted by the United States Securities and Exchange Commission.  In order to pursue the merger with China Sure, the Reorganized Debtor will have to file a Form 8-K and/or a Form 10 and to register with the Securities and Exchange Commission within the prescribed timeframe subsequent to the reverse merger.  The Debtor notes that the Reorganized Debtor must take action to regain its public trading status:  the success or failure of the Reorganized Debtor will greatly impact the value of any shares issued by the Reorganized Debtor.  The Debtor cannot guarantee the success of any such efforts.
Class 5.  The holders of Allowed Class 5 Claims shall not received any distribution under the Plan, nor shall they retain any interest(s) in the Reorganized Debtor.  The interests of Class 5 members shall be cancelled under the Plan.
3. Disputed Claims The Debtor reserves the right to object to the allowance of any Claim asserted by any Creditor by filing an objection to such Claim, or by consenting to or joining in an objection to the Claim.  In such event, the claim will be treated as a disputed Claim under the Plan. If an objection is filed to only a portion of a Claim, the uncontested portion of the Claim will be treated as an Allowed Claim (and the holder thereof will receive a distribution on the uncontested portion of the Claim) in accordance with the applicable provisions of the Plan.  The contested portion will be treated as a disputed Claim, and no distribution will be made to the disputed portion of the Claim until such disputed Claim is resolved.  The Reorganized Debtor shall establish and maintain a sufficient reserve of stock to pay the amount of any disputed portions of Claims.  Upon resolution of a disputed Claim, the reorganized Debtor will make distribution on any resulting such Allowed Claim.

4. Unclaimed or Undeliverable Distributions. Any shares in the Reorganized Debtor distributed to holders of Class 3 claims that are refused and/or returned to the Debtor as undeliverable and remain unclaimed for a period of ninety (90) days after delivery (or attempted delivery) in accordance with Section IV.2 of the Plan shall be forfeited by such holder.  Upon the passage of this 90-day period, unless the Reorganized Debtor is provided, in writing, with the Claimants current address, no further Distribution shall be made to that Claimant and the Claimant shall be forever barred from asserting any such claim against the Debtor or Reorganized Debtor.  Such unclaimed shares shall be redistributed Pro Rata to holders of Class 3 claims who accepted delivery of shares distributed on account of their Class 3 claims.  If any Claimant's Distribution is returned as undeliverable, no further Distribution will be made to that Claimant until the Reorganized Debtor is provided, in writing, Claimant's current address.  ANY CHANGE IN A CREDITOR'S ADDRESS MUST BE REPORTED TO THE DEBTOR BY THE CLAIMANT. A holder of an allowed claim who does not assert a right to distribution on or before ninety (90) days after the distribution is mailed will be forever barred from asserting any such claim against the Debtor:

V. IMPLEMENTATION AND SOURCE OF FUNDING OF PLAN The Debtor’s Plan is Based on a Merger.
The Debtor‘s Plan is contingent upon the successful implementation of that certain Agreement and Plan of Merger dated January 22, 2009 (the “Merger Agreement”) between the Debtor and China Sure Water (USA) Inc.  Under the Merger Agreement, the two companies (the Debtor and Chine Sure Water (USA) Inc.) will combine with China Sure Water (USA) Inc. as the successor surviving entity.  A copy of the Merger Agreement is attached to the Disclosure Statement accompanying this Plan.
The Debtor’s Merger Partner.
The Debtor’s merger partner, China Sure Water (USA) Inc. owns 100% of Sure (China) Water Science and Technology Co., Ltd., (“Sure Water China”) a privately held company incorporated and conducting business in China.  Sure Water China is in the water softener business, and is believed to be have the largest water softener production capacity of any Chinese company.  Sure Water has an office and a retail store in Beijing, China, as well as a manufacturing facility near Beijing.
Sure Water China is a closely held private corporation, substantially owned by its founder and CEO, Mr. Xinhong Guo.  Mr. Guo was formerly a salesman in the water softener business.  He also owned a water softener assembly business.  Mr. Guo invented a process to make the water softening process less expensive.  Accordingly, Mr. Guo and\or Sure Water has been issued one (1) patent by the Chinese government, and have two additional patents pending. Sure Water has entered into over two dozen distributor agreements in China for its product and water softening process.

 Attached as an Exhibit to the Disclosure Statement accompanying this Plan are the audited balance sheets for Sure China Water as of December 31, 2008 and December 31, 2007, as well as the Report of Independent Registered Public Accounting Firm.  Parties in interest are directed to review these documents to evaluate the financial status of the merger partner.
A.  Funding of Plan. The primary distributions made pursuant to this Plan will be in the form of stock in the Reorganized Debtor, not in cash.  Specifically, administrative claimants, priority unsecured claimants, and general unsecured Creditors will receive distributions of stock, not cash, in payment of their Allowed claims.
To the extent that the Debtor may be required to pay certain expenses in cash (such as quarterly fees to the United States Trustee, the revenue to make such payments will be obtained from: 1) funds provided by the Debtor’s merger partner;  and\or 2) such other sources of funding which the Reorganized Debtor is able to procure.
Currently, the Debtor has insufficient funds to pay for the accounting and securities law compliance requirements necessary to enable the Reorganized Debtor to continue as an ongoing concern to maintain the marketability of its securities in the over-the-counter market.  To date, these costs have been paid by the largest creditor of the Debtor, Eli Levy.  The Debtor expects to pay any continued costs with funds from Mr. Levi or its Merger Partner.  The preservation of an interest in the existing equity shareholders is necessary to realize this recovery:  the existing shareholder base has value to the merger candidate. The Reorganized Debtor will have only one class of shares, common stock, with no attendant rights (such as warrants, options or rights of conversion or redemption).
B. Issuance of New Securities. The Reorganized Debtor shall issue or permit to remain outstanding, in accordance with the terms of this Plan a total of eight percent (8%) of the common stock in the Reorganized Debtor to Classes 3 and 4. The stock issued to Class 3 shall be issued within 20 days of the Effective Date of the Plan.  On the date of issuance, all pre-existing preferred stock and warrant interests in the Debtor shall be deemed terminated, and null and void by operation of the Plan, without further act or action.  All shares of the Reorganized Debtor to be issued pursuant to the Plan shall be, upon issuance, fully paid and non-assessable, and the holders thereof shall have no preemptive or other rights to subscribe for additional shares (except as otherwise provided under the Plan).

C. Management of the Reorganized Debtor. Management of the Reorganized Debtor will include Mr. Xinhong Guo as Chief Executive Officer; Mrs. Xiaojie Guo as Vice-President; and Wei Zhang, V.P. of Marketing.  Other members of the Reorganized Debtor’s management team are listed on page 4 of the Company Biography attached to the Disclosure Statement accompanying this Plan.  No current or former officers or directors of the Debtor will continue as part of the Reorganized Debtor’s management team.
D.  Directors of Reorganized Debtor. The initial composition of the Reorganized Debtor’s board of directors shall consist of (at least) Mr. Xinhong Guo and Mrs. Xiaojie Guo.
E. Section 1145 Exemption. The Confirmation Order shall provide that the Debtror may issue common stock in the Reorganized Debtor to creditors and claimants which shall be exempt from registration requirements in accordance with Section 1145 of the Bankruptcy Code.
F. Section 1146 Exemption. Pursuant to Section 1146 (c) of the Bankruptcy Code, the issuance, transfer or exchange of any stock, debenture, bond, note or warrant will not be subject to any stamp tax, real estate transfer tax, or similar tax.
G.  Post-Confirmation Fees, Final Decree. The Reorganized Debtor shall be responsible for payment of any post-confirmation fees due to the Office of the U.S. Trustee pursuant to 28 U.S.C. §1930 (a)(6) and the filing of post-confirmation reports until a final decree is entered.  A final decree shall be entered as soon as practicable after distributions have commenced under this Plan.
H.  Fractional Shares. No fractional shares of the Reorganized Debtor shall be distributed under the Plan. When any distribution on account of an Allowed claim pursuant to the Plan would otherwise result in the issuance of a number of shares of common stock in the Reorganized Debtor that is not a whole number, such fractional interests shall be combined into as many whole shares as possible and shall be redistributed to holders of Allowed claims with fractional interests in descending order, until all such whole shares are distributed.

VI.  EXECUTORY AGREEMENTS AND LEASES
The Debtor rejects all leases and/or executory contracts not previously assumed by the Debtor, except such contracts or leases expressly assumed in this Plan. Additionally, all contractual rights to become equity shareholder(s), including, but not limited to, warrants, options or rights of conversion or redemption are extinguished as of the Effective Date of this Plan.

VII. GOVERNANCE & MANAGEMENT OF REORGANIZED DEBTOR.
The Debtor’s governance and management consists of Eytan Sugarman, President. The Reorganized Debtor’s governance and management will consist of Mr. Xinhong Guo as Chief Executive Officer; Mrs. Xiaojie Guo as Vice-President; and Wei Zhang, V.P. Marketing.
The Reorganized Debtor will be governed by applicable law and its bylaws (as amended).  The Board of the Reorganized Debtor will have the following special powers, none of which shall require shareholder approval:
a. The power and full authority to combine the Debtor and Sure Water takes all actions reasonably necessary to implement the terms of the merger agreement and this Plan of Reorganization;
     b. To designate officers and directors for a period of 12 months from the Effective Date, or until a merger is consummated, whichever is sooner.
     c. To increase the authorized shares in the Reorganized Debtor up to a maximum of one billion shares.
     d. To split or reverse split the stock in the Reorganized Debtor as many times as desired for a period of 5 years from the Effective Date of the Plan;
     e. To amend the bylaws (and/or issue new bylaws) of the Debtor and/or Reorganized Debtor as many times as desired for a period of 2 years beginning on the Effective Date;

     f. To issue restricted or unrestricted shares of stock in the Reorganized Debtor without the requirement(s) of filing registration statements in such amounts and at such times to persons or entities who have or shall provide funds or services to the Debtor and\or the Reorganized Debtor for a period of 2 years beginning on the Effective Date;
     g.  To amend the Certificate of Incorporation and/or change the State of incorporation for the Reorganized Debtor for a period of 5 years beginning on the Effective Date; &
     h.  To impost commercially reasonably restrictions on the transfer of any issued stock.

VIII. LIEN RIGHTS
Unless specifically modified herein, by previous Order of Court, or otherwise, all lien rights of any Creditor(s) arising from the extension of financing to the Debtor shall continue on and after the Effective Date.  The Debtor is unaware of any Creditor holding a lien.

IX. DISBURSING AGENT
The Debtor’s current President, Eytan Sugarman, shall serve as the disbursing agent under the Plan for payment of all distributions under the Plan, and he shall select Continental Stock Transfer Company, a qualified, insured and/or bonded Transfer Agent to act as the disbursing agent for the stock to be issued by the Reorganized Debtor to claimants and interest holders under this Plan.

X. CONFIRMATION OF THE PLAN
Section 1129( c) of the Bankruptcy Code provides that only one Plan of Reorganization can be confirmed; but it must meet the conditions set forth in §1129(a) of the Bankruptcy Code, including that the Plan:  (I) is accepted by all impaired Classes of Claims and Interests, (ii) complies with applicable provisions of Chapter 11 of the Bankruptcy Code, (iii) is in the "best interests" of each holder of a Claim or Interest in each impaired Class under the Plan; (iv) is feasible; and (v) if rejected by an impaired Class, is "fair and equitable" and "does not discriminate unfairly" as to such Class.

A. Acceptance
An impaired Class of Creditors must accept the Plan, with the exceptions described in the following Section X.B entitled “Cramdown.”   The Bankruptcy Code defines acceptance of a plan by a class of claims as acceptance by holders of two-thirds (2/3) in dollar amount and more than one-half (½) in number of voted claims of the Allowed Claims of such Class, but for that purpose counts only the Claims of those Claimants who actually vote to accept or reject a plan.  The Bankruptcy Code defines acceptance of a plan by a Class of Interests (equity securities) as acceptance by two-thirds (2/3) in dollar amount of the Allowed Interests of such Class, but for this purpose, counts only shares actually voted. Holders of Claims and Interests who fail to vote are not counted as either accepting or rejecting a plan.
Holders of Class 3 and Class 5 Claims are impaired under the Plan.  Thus, only holders of Allowed claims in these Classes are entitled to vote on the Plan.  Therefore, the requisite majorities of holders of Allowed claims in the Classes 3 or Class 5 must accept the Plan in order for it to be confirmed without application of the "fair and equitable test."  The Debtor believes that this Plan will meet the “fair and equitable” test.
B. Cramdown
In the event that an impaired class of the Debtor votes to reject the Plan, the Debtor reserves the right to request Confirmation, notwithstanding their rejection; and, if necessary for Confirmation, to amend the Plan.  The Debtor believes the Plan may be confirmed over the rejection of the Plan by Impaired Creditor Classes, and in the event Confirmation would require modifications of the Plan, the Debtor will endeavor to amend the Plan in such a manner as to permit it to be confirmed, notwithstanding any objecting Creditor Classes.
In determining the exact amendments to be made to the Plan, the Debtor will consider  which Creditor Classes voted to reject the Plan and other relevant matters existing at that time, including whether a potential amendment will or will not require re-voting by any Creditor Class.  The Debtor reserves the right to amend this Plan and the accompanying Disclosure Statement to reflect such determination.

XI. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN
Among the conditions precedent to confirmation and consummation of the Plan are the following:

(i)	the Confirmation Order becomes a Final Order; and

(ii)
the Bankruptcy Court will have entered an Order (contemplated to be part of the Confirmation Order) approving and authorizing the Debtor to take all actions necessary to enter into, implement and consummate the contracts, instruments and other agreements or documents created in connection with the Plan and the Merger.

(iii)	Consummation of the Proposed Merger with Chna Sure (USA).
In order to enhance share value to shareholders of the Reorganized Debtor, the Reorganized Debtor will seek to become a publicly traded company.  The Debtor’s registration as a publicly traded company was revoked in 2008 pursuant to a 12J proceeding instituted by the Securities and Exchange Commission.  In order to pursue the merger with China Sure and become a publically traded company, the Reorganized Debtor will have to file a registration statement with the Securities and Exchange Commission (“SEC”).  The registration statement will either be on a Form 10 or Form S-1.  The registration statement is an extremely detailed disclosure document with respect to the issuer.  A registration statement requires audited financial statements for the Reorganized Debtor.  Once the audited financial statements of the are complete and the registration statement is prepare and filed with the SEC, the SEC generally makes comments on the registration statement within 30 days following the filing of the registration statement.  It may take an issuer approximately 6 months following the initial registration statement filing for the process to be completed.  Once completed, the SEC will declare the registration statement effective.  Following effectiveness, the Reorganized Debtor will make application (Form 211) to the Financial Industry Regulatory Authority (“FINRA”) for trading of its common stock on the Over the Counter Bulletin Board (“OTCBB”).  This application process may take from one (1) to five (5) months.  Following approval from the FINRA, the Reorganized Debtor will be issued a trading symbol and trading of its common stock on the OTCBB will commence.  The Debtor intends to take this action.

XII. EFFECT OF CONFIRMATION ON CONSUMMATION OF THE PLAN
Creditors' rights against the Debtor shall be limited solely to the payments under the Plan and limited to the percentage payable by the Debtor under the Plan.  The Creditors of the Debtor shall have no claims or rights against the Debtor for any claim arising prior to confirmation of the Plan. Upon the Confirmation Order being final, all of the provisions of this Plan shall be binding on the Debtor, all claimants, all Creditors, all interest holders and all other parties-in-interest who are affected, or whose interests may be affected, in any manner by the Plan.

ACCEPTANCE OF THE PLAN AND CONFIRMATION OF THE PLAN SHALL BE IN COMPLETE AND FULL SATISFACTION OF ALL CREDITORS' CLAIMS AND SHALL ACT AS A RELEASE AND BAR FROM CREDITORS' CLAIMS THAT AROSE PRIOR TO THE DATE OF THE CONFIRMATION ORDER, EXCEPT AS OTHERWISE SET FORTH IN THE PLAN.  CONSUMMATION OF THE DEBTOR'S PLAN CONSTITUTES A RELEASE BY ALL CLAIMANTS, CREDITORS AND HOLDERS OF INTERESTS AGAINST THE DEBTOR OF SUCH CLAIMS, LIENS AND RIGHTS, EXCEPT AS SET FORTH HEREIN, AND THE DEBTOR SHALL BE FOREVER DISCHARGED AND RELEASED OF ALL CLAIMS OF CREDITORS THAT AROSE PRIOR TO THE DATE OF THE CONFIRMATION ORDER.

XIII.  MODIFICATION OF THE PLAN
The Debtor may propose amendments or modifications to this Plan at any time prior to Confirmation, with leave of Court, and notice to the U. S. Trustee and attorneys for secured Creditors. After Confirmation, the Debtor may, with approval of the Court, and so long as it does not materially or adversely affect the interest of Creditors, remedy any defect or omission or reconcile any inconsistencies in the Plan or in the Order of Confirmation in such manner as may be necessary to carry out the purposes and effect of the Plan.

As of the Effective Date, except as otherwise provided in the Plan, all persons are permanently enjoined from commencing or continuing in any manner or in any place any action or other proceeding whether directly, derivatively or otherwise against the Debtor, its bankruptcy estate on account of or respecting any claims, debts, rights, causes of action or liabilities arising prior to the Confirmation Date.

XIIII. RELATED CASES.

There are no pending bankruptcy cases under Title 11 U.S.C. § 101 that are related to the Debtor's case at this time.

XVII. MISCELLANEOUS PROVISIONS

A. Enforceability  Upon Confirmation of the Plan, its provisions will bind the Debtor, the Reorganized Debtor and all of its respective Creditors and Interest holders, whether or not they accept the Plan.  If a particular provision of the Plan is to be held unenforceable, the Bankruptcy Court must determine, prior to Confirmation, that such provision of the Plan is unenforceable as applied to a particular claim or Interest.

B. Release of Pre-petition Claims. Except as otherwise expressly provided in Section 1141 of the Bankruptcy Code or in this Plan, the distributions made pursuant to and in accordance with the applicable terms and conditions of the Plan are in full and final satisfaction, settlement, release and discharge as against the Debtor of any debt that arose before the Effective Date, and any debt of a kind specified in Sections 502(g), 502(h) or502(I) of the Bankruptcy Code, and all claims and equity interests of any nature, including, without limitation, any interest accrued thereon from and after the Petition Date, whether or not (I) a proof of claim or equity based on such debt, obligation or equity interest is filed or deemed filed under Section 501 of the Bankruptcy Code, (ii)such claim or equity interest is Allowed under Section 502 of the Bankruptcy Code, or (iii) holder of such claim or equity interest has accepted the Plan.

C. Injunction Relating to Plan. As of the Effective Date, except as otherwise provided in the Plan, all persons are permanently enjoined from commencing or continuing in any manner or in any place any action or other proceeding whether directly, derivatively or otherwise against the Debtor, the Reorganized Debtor, or the Debtor’s bankruptcy estate on account of or respecting any claims, debts, rights, causes of action or liabilities arising prior to the Confirmation Date.

D.  Non-Debtor Third Party Accounting Release.  In order to consummate the merger, the Debtor will be required to complete accounting and securities law compliance requirements.  This will enable the Reorganized Debtor to continue as an ongoing concern to maintain the marketability of its securities in the over-the-counter equity market.  Compliance and anticipated merger costs will enable all claimants to realize a recovery.  The Debtor and Reorganized Debtor will be required to engage an SEC-approved accounting/auditing firm to perform the necessary service.  In order to induce a firm to provide such services, the Debtor proposes to include a limited release (only applicable to claims related to post-petition services) releasing any claims of the creditors or shareholders of the debtor.  The release does not benefit any insiders and shall be limited to any claims related to their professional services rendered in conjunction with the Plan and merger process and will except willful misconduct or gross negligence or fraud.  It shall also not release any parties from liability in any action or claim instituted by the United States Securities and Exchange Commission.  The Debtor notes that neither the Debtor nor the Debtor’s largest creditor are aware of any claims that any creditor or shareholder has or could have against the audit provider.

XVIII. JURISDICTION
Notwithstanding the Confirmation Order or the occurrence of the Effective Date, the Court shall retain jurisdiction as is legally permissible for, including, but not limited to, the following purposes:
     (1)           Classification of the claims of any Creditor, and the re-examination of claims which have been Allowed for purposes of voting, and the determination of such objections as may be filed to Creditors' claims.  The failure by the Debtor to object to, or to examine any Claim for the purpose of voting, shall not be deemed to be a waiver of the Debtor's right to object to allowance of, or re-examine any claim in whole or in part within sixty (60) days of Confirmation of the Plan;
     (2)           Determination of all questions and disputes regarding title to the assets of the bankruptcy estate and determination of all types of actions, controversies, disputes or conflicts, whether or not subject to actions pending as of the date of Confirmation, between the Debtor or any other party, including, but not limited to, any right of the Debtor to recover assets pursuant to the provisions of Title 11 of the United States Code;
     (3)           Determination and settlement of any and all types of actions, controversies, disputes or conflicts arising prior to the Confirmation Date, which the Debtor has treated under any class of Creditors in this Plan through Plan completion;

     (4)           Determination of any and all motions pending on the Effective Date to assume or reject any executory contract or unexpired lease to which the Debtor is a party;
     (5)           Entry of any Order, including injunction, necessary to enforce the title, rights and powers of the Debtor and to impose such limitation, restrictions, terms and conditions of such title, rights and powers as this Court may deem necessary;
     (6)           Correction of any defect, the curing of any omission, or the reconciliation of any inconsistency in this Plan, or the Order of Confirmation, as may be necessary to carry out the purposes and intent of this Plan;
     (7)           Entry of such Orders as may be necessary or appropriate to implement the provisions of this Plan and enter an Order in aid of Confirmation of this Plan;
     (8)           Modification of this Plan after Confirmation pursuant to the Bankruptcy Rules and Title 11 of the United States Code; and
     (9)           Enter a Final Decree closing the Case.

To the extent the Plan is inconsistent with the Disclosure Statement, the Disclosure Statement and Plan shall be construed harmoniously for interpretation and consistency.

Biometrics 2000

/s/ Eytan Sugarman
By: Eytan Sugarman, President

/s/ Steven T. Shreve
Steven T. Shreve, Esquire
546 California Avenue
Avalon, Pa 15202
(412) 761-6110
Counsel for Debtor

Dated: February 1, 2010